UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Entry into the Arena Agreement

On November 3, 2024, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), executed a purchase agreement (the “Arena Agreement”) with Arena Business Solutions Global SPC II, Ltd (the “Investor”).

Under the Arena Agreement, the Investor agreed to purchase up to $50m worth of the Company’s ordinary shares subject to the terms of the agreement, which include, among other things, (i) that the Company’s registration statement on Form S-1 will not be suspended, (ii) that the Company’s ordinary shares will not be delisted or suspended, and (iii) that the Company will register the Company’s ordinary shares in connection with the Arena Agreement.

The Arena Agreement is attached as Exhibits 10.1, to this Current Report on Form 6-K. The description of the terms of the Arena Agreement is not intended to be complete and is qualified in its entirety by reference to such exhibit.

The information contained in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form F-1 (File Nos. 333-278430) and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

10.1	Arena Agreement dated as of October 22, 2024

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

CROWN LNG HOLDINGS LIMITED

Date: November 8, 2024	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory